

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2011

<u>Via Facsimile</u>
Mr. J. Francisco Terreforte
Chief Executive Officer
Asia Atlantic Resources
2101 Vista Parkway, Suite 292
West Palm Beach, Florida 33411

> **Re: Asia Atlantic Resources**
> **Form 10-K for Fiscal Year Ended April 30, 2010**
> **Filed July 29, 2010**
> **Form 10-K/A for Fiscal Year Ended April 30, 2010**
> **Filed May 17, 2011**
> **Response Letter Dated May 17, 2011**
> **File No. 333-146572**

Dear Mr. Terreforte:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant